*KH 5/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
2012 APR 19
SEC / TM

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Chapdelaine & Co.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

One Seaport Plaza
(No. and street)

New York	**NY**	**10038**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Pezeu — **201-557-5185**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

*KH 5/3

AFFIRMATION

I, Christian Pezeu, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Chapdelaine & Co. (the "Company"), as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer, or director, has any proprietary interest in any account classified solely as that of a customer.



Signature — April 17, 2012
Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 17th day of April 2012



Notary Public

ADALGISA EGAR
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 6/25/2012



Chapdelaine & Co.

(S.E.C. I.D. No. 8-29620)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

AFFIRMATION

I, Christian Pezeu, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition and supporting schedules pertaining to the firm of Chapdelaine & Co. (the "Company"), as of December 31, 2011, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer, or director, has any proprietary interest in any account classified solely as that of a customer.



April 17, 2012

Signature | Date

Chief Financial Officer

Title

Subscribed and Sworn to before me
on this 17th day of April 2012



Notary Public

KARINNA S. DELFINO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires October 21, 2014

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of Chapdelaine & Co
New York, New York

We have audited the accompanying statement of financial condition of Chapdelaine & Co. (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Chapdelaine & Co. at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14 to the statement of financial condition, on January 3, 2012, the Company was acquired by Tullett Prebon Americas Corp.

Deloitte & Touche LLP

April 17, 2012

Chapdelaine & Co.
Statement of Financial Condition
December 31, 2011

Assets

Cash	$	3,464,700
Deposits with clearing organizations		260,100
Receivables from brokers or dealers and clearing organizations		865,700
Fixed Assets (net of accumulated depreciation of $1,882,600)		1,016,100
Prepaid expenses		185,200
Deferred tax assets		166,300
Other assets		221,300
TOTAL ASSETS	$	6,179,400

Liabilities and Partners' Deficit

Liabilities

Provision for abandoned lease	$	4,157,700
Accrued personnel costs		3,365,500
Accounts payable and accrued liabilities		1,131,700
Securities sold not yet purchased, at fair value		284,500
Subordinated debt		2,500,000
Total Liabilities		11,439,400

Partners' Deficit

Total partners' deficit		(5,260,000)
TOTAL LIABILITIES AND PARTNERS' DEFICIT	$	6,179,400

See notes to statement of financial condition.

1. ORGANIZATION

Chapdelaine & Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is fully owned by two entities, Chapdelaine Municipal Brokers Inc. ("CMBI") and Chapdelaine & Co. Municipal Securities Inc. ("CMSI").

The Company was organized as a partnership in New York State in 1983. The Company is headquartered in New York, New York with additional offices located in Chicago, Illinois, Boca Raton, Florida and Charlotte, North Carolina. The Company's products include municipal securities, corporate securities, U.S. government agency, mortgage-backed securities and U.S. government securities.

The Company operates an internet-based bid wanted system for the purposes of displaying bid wanted and offerings in Municipal products. The Company acts in principal capacity in transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. Transactions executed with broker-dealers and others are cleared on a fully disclosed basis through Pershing LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. The significant estimates made for financial reporting purposes mainly relate to the provision for lease abandonment and the allowance for receivables. Actual results could differ materially from those estimates.

Revenue Recognition—The Company provides brokerage services to clients in the form of either principal or agency transactions. The Company recognizes revenue from principal transactions primarily by engaging in matched principal transactions. In addition, the Company also earns commission revenue by acting as an agent on behalf of buyers and sellers. Commission revenue and related clearing expenses are recorded on a trade date basis.

Interest Recognition—The Company recognizes interest income on an accrual basis.

Securities Transactions—Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition and are included in receivables from and payables to brokers or dealers and clearing organizations.

Income Taxes—As a partnership, the Company is not subject to income tax in any of the jurisdictions in which it operates except for unincorporated business taxes in New York City. Instead, the partners of the Company are liable for the taxes on their share of the Company's income.

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. A valuation allowance is required for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

It is the Company's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities.

Fixed Assets:
Equipment and Leasehold Improvements—Equipment is depreciated on a straight line basis over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the remaining term of the related lease.

Furniture and Fixtures—Furniture and fixtures are depreciated on a straight line basis over the estimated useful lives of the assets, generally five to seven years.

Capitalized Software—Software development costs including the direct costs of materials and services, and payroll and payroll-related expenses for employees related to actual time spent on development tasks are capitalized.

Capitalized software included in Fixed assets reflects costs related to internally developed or purchased software projects. These costs are amortized over a 60 month period beginning at completion date.

Fair Value—The accounting guidance for fair value measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

At December 31, 2011, the Company had securities sold not yet purchased as follows:

	Fair Value Measurements at December 31, 2011, Using			
Description	**Active Markets for Identical Assets (Level 1)**	**Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Municipal securities	$ -	$ (284,500)	$ -	$ (284,500)
Total	$ -	$ (284,500)	$ -	$ (284,500)

Fair value of financial instruments—the carrying amount of the Company's other financial instruments which include cash, deposits, receivables from brokers or dealers and clearing organizations, accounts receivable, accounts payables and subordinated debt approximate their fair value because of the short-term nature of these assets and liabilities.

New Accounting Developments—In July 2010, the FASB issued Accounting Standards Update No. 2010-20 ("ASU 2010-20") Receivables (Topic 310). ASU 2010-20 provides guidance for greater transparency about an entity's allowance for credit losses and the credit quality of its financing receivables. ASU 2010-20 is effective for nonpublic entities for annual reporting periods ending on or after December 15, 2011. The adoption of ASU 2010-20 is not expected to have an effect on the Company's statement of financial condition.

In December 2011, the FASB issued guidance to enhance disclosures about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Under the amended guidance, an entity is required to disclose quantitative information relating to recognized assets and liabilities that are offset or subject to an enforceable master netting arrangement or similar agreement, including, the gross amounts of those recognized assets and liabilities, the amounts offset to determine the net amount presented in the statement of financial condition, and the net amount presented in the statement of financial condition. With respect to amounts subject to an enforceable master netting arrangement of similar agreement which are not offset, disclosure is required of the amounts related to recognized financial instruments and other derivative instruments, the amount related to financial collateral (including cash collateral), and the overall net amount after considering amounts these amounts that have not been offset. The guidance is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and retrospective application is required. As the amendments are limited to disclosure only, adoption is not expected to have a material impact on the Company's statement of financial condition.

3. CASH AND CASH EQUIVALENTS

The Company had no cash equivalents at December 31, 2011.

The Company had a concentration in excess of 10% of its total cash at two U.S. financial institutions of approximately $2,633,200 and $826,500. These cash amounts were in excess of the Federal Depository Insurance Corporation ("FDIC") limit.

4. RECEIVABLES FROM BROKERS OR DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from brokers or dealers and clearing organizations are comprised of the following:

		Receivable
Commissions (net of allowance of $11,400)	$	372,800
Clearing organizations		301,000
Trades pending settlement, net		191,900
	$	865,700

The allowance for receivables from brokers or dealers and clearing organizations increased by $11,400 from $0 in the prior year. Receivables not collected within one year are fully reserved.

5. FIXED ASSETS

Fixed assets are comprised of the following:

Furniture, fixtures and office equipment	$	1,193,700
Leasehold improvements		350,400
Computer equipment		1,061,000
Capitalized software		293,600
		2,898,700
Accumulated depreciation and amortization		(1,882,600)
		1,016,100

During 2011, $458,600 of fixed assets were disposed of or abandoned.

6. SUBORDINATED DEBT

The Company entered into an agreement with Tullett Prebon Americas Corp. dated December 28, 2011 to borrow $2,500,000 at 5% per annum with a maturity date of December 28, 2012. The agreement constitutes a satisfactory subordination agreement under Appendix D to rule 15c3-1 under the Securities Exchange Act of 1934, as amended. The proceeds shall be dealt with in all aspects as capital of the broker/dealer.

7. INCOME TAXES

As of December 31, 2011 the Company has recognized deferred tax assets of $166,300 in regards to lease liabilities. The Company has recorded a valuation allowance in the amount of $241,700 to offset a corresponding net operating loss that was generated during the tax period. The Company believes that the net operating loss will not be utilized in carry-forward periods due to its change in corporate tax status from a partnership to a single member LLC.

In connection with any actual liabilities for uncertain tax positions, the Company had no liabilities for uncertain tax positions at December 31, 2011.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions as a partnership. The Company has open tax years for U.S. federal income tax and various

state and local filings for calendar tax years ending 2008 through 2010. The Company is currently not under examination in any taxing jurisdictions.

8. REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC and FINRA, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements. At December 31, 2011, the Company had a net deficit of $4,782,000, which was $5,032,000 in deficit of the minimum net capital requirement of $250,000. The Company is exempt from the provisions of SEC Rule 15c3-3 relating to the maintenance of customer reserve accounts and the possession or control of customer securities pursuant to paragraph (k)(2)(ii), since the Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

Partner distributions are subject to certain notification and other provisions of the Regulations under Section 15C of the Securities Exchange Act of 1934.

The partners' deficit was remediated/replenished by subsequent capital infusions (see Note 14).

9. EMPLOYEE BENEFIT PLANS

The Company maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

10. COMMITMENTS AND CONTINGENCIES

Litigation - In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its financial condition.

Guarantees—In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a correspondent clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the correspondent clearing broker to charge the Company applies to all trades executed through the clearing firm, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future nonperformance by one or

more counterparties. Accordingly, at December 31, 2011, the Company has recorded no liabilities with respect to these obligations.

Lease Commitments—Contractual commitment amounts primarily relate to office leases but also include car leases. The Company is obligated under leases for its office space expiring at various times through December 31, 2026.

Future minimum annual rental commitments under the leases are as follows:

For the Year Ending December 31,		
2012	$	2,214,700
2013		2,203,600
2014		2,161,000
2015		2,638,400
2016		2,917,900
Thereafter		30,856,900
Total	$	42,992,500

The Company vacated existing space of one of its floors in its New York location. Total cash expenditures to settle the lease liabilities will depend on the outcome of ongoing negotiations with third parties. As a result, such costs may vary materially from current estimates and management's assumptions, and projections may change materially. While the Company will endeavor to negotiate the amount of remaining lease obligations, there is no assurance it will reach acceptable negotiated lease settlements. The calculation of estimated lease liabilities includes the discounted effects of future minimum lease payments from the date of closure to the end of the remaining lease term, net of estimated sublease income that could be reasonably obtained for the property, or through lease termination settlements. The Company recorded estimated lease termination liabilities as of December 31, 2011 was $ 4,157,700.

During the year, the Company made cash payments of approximately $622,400. Of this liability, approximately $829,900 is expected to be paid within the next 12 months. As indicated in the subsequent event footnote, in January, 2012, the Company assigned its leases at 199 Water Street to Tullett Prebon (Americas) Holdings Inc. effective January 1, 2012.

11. MARKET AND CREDIT RISKS

The Company's brokerage activities include execution and clearance of Municipal securities, U.S. government securities, U.S. government agency, mortgage-backed securities and corporate securities. Substantially all transactions are executed on a matched principal basis, as defined by FINRA, for undisclosed principals and settle within the prescribed time frames established under industry practices for these securities. Additionally, the Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily large financial institutions.

The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. Settlement of the Company's open securities purchase and sale transactions did not have a material effect on the Company's financial position.

12. PARTNERS' DEFICIT

With the exception of regulatory restrictions (see Note 8), there are no restrictions on the Company's ability to make distributions to the partners.

13. RELATED-PARTY TRANSACTIONS

The Company has made various advances to employees and an officer, primarily for advances on commissions, which amount to $76,900 at December 31, 2011.

14. SUBSEQUENT EVENTS

On January 3, 2012, the Company was purchased by Tullett Prebon Americas Corp. ("TPAC") effective January 1, 2012.

On January 11, 2012, the Company changed its name to Chapdelaine Tullett Prebon, LLC.

On January 11, 2012, the Company received a cash capital contribution of $12,650,000 from its new parent TPAC.

In January, 2012, the Company assigned its leases at 199 Water Street to Tullett Prebon (Americas) Holdings Inc. effective January 1, 2012.

On February 23, 2012, the Company received a cash capital contribution of $2,000,000 from its new parent TPAC.

On March 21, 2012, the Company received a cash contribution of $4,100,000 from its new parent TPAC.

Subsequent events have been evaluated for the financial statement through April 17, 2012, the date this report became available for issuance.

******



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

April 17, 2012

Chapdelaine & Co.
One Seaport Plaza
New York, NY 10038

In planning and performing our audit of the financial statements of Chapdelaine & Co (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated April 17, 2012 and such report expressed an unqualified opinion, and included an explanatory paragraph regarding the acquisition of the Company by TPAC, on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or

combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above:

> The Company's internal controls over the monitoring of its Net Capital requirement did not operate effectively. At December 31, 2011 and at various other periods during the year then ended, the Company had Capital deficiencies which were in violation of SEC Rule 17a-3(a)(11) and were not detected in a timely manner.
>
> The Company's internal controls related to the reconciliation of its clearing agent statements did not operate effectively. As a result, the Company had short positions reflected on its clearing statements that were not accurately recorded on the general ledger. Consequently, the Company's net capital amounts reported during the reporting dates impacted were incorrect.
>
> The Company's internal controls over the recording of accrued expenses did not operate effectively. As a result, a number of expenses incurred during the year were not recorded on the general ledger as of the Company's Financial Operational Combined Uniform Single Report (FOCUS) reporting dates. Consequently, the Company's net capital amounts reported during the reporting dates impacted were incorrect.
>
> The Company's internal controls related to accounting for non-routine transactions and management oversight over financial reporting on several financial statement areas did not operate effectively.

These conditions were considered in determining the nature, timing, and extent of the procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the matters noted above represent material inadequacies, as defined by Rule 17a-5(g), for such purposes at December 31, 2011.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP